EXHIBIT 15.1

                       MAPS INLCUDED THROUGHOUT DOCUMENT
                            PAGES 26,31,36,42,45,48

                         REFER TO PDF DOCUMENT ATTACHED



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[OBJECT OMITTED]][GRAPHIC OMITTED] See MAP 1 of PDF file attached

MOGOTE PROJECT LOCATION MAP
SAN JUAN PROVINCE, AGRENTINA

lEGEND - Rivers, Province Boundary, Roads, Cities and Property Boundary Drawn Janury 2005 revised May 5, 2007 Produced by Amera Resoruces Corportion



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[OBJECT OMITTED]                             [GRAPHIC OMITTED][GRAPHIC OMITTED]


COCHA PROPERTY LOCATION - See MAP 2 of PDF file attached
JUNIN DEPARTMENT, PERU

Map of part of South America showing PERU and surrounding countries. Shows the location of Cocha Property
Drawn December 2006 Revised May 5, 2007 by Aemra Resources Corporation


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[OBJECT OMITTED]D][GRAPHIC OMITTED]

                         SEE MAP 3 OF PDF FILE ATTACHED

             ACERO, CRUZ DE MAYO AND FUYANI PROPERTIES LOCATION MAP
                           DEPARTMENT OF CUSCO, PERU

Legend Showing Roads, Cities and Proeprty Boundary

Drawn June 2006, revised May 4, 2007 by Amera Resources Corporation



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[OBJECT OMITTED]][GRAPHIC OMITTED]

                         SEE MAP 4 OF PDF FILE ATTACHED

MITU PROPERTY LOCATION JUNIN DEPARTMENT, PERU

Showing PERU in relationship to surrounding countires
Showing Mitu Property

Drawn December 2006 revised May 5, 2007 by Amera Resources Corporation


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[OBJECT OMITTED]            [GRAPHIC OMITTED][GRAPHIC OMITTED]

                         SEE MAP 5 OF PDF FILE ATTACHED

MAP OF LAGUNA GOLD PROJECT, PASCO DEPARTMENT, PERU
Showing Mines and Geochemical/Geophysical Targets.

DRAWN JANUARY 2007 BY AMERA RESORUCES CORPORATION



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[OBJECT OMITTED]APHIC OMITTED][GRAPHIC OMITTED]

                         SEE MAP 6 OF PDF FILE ATTACHED

               ROY AND HILLS PROPERTIES LOCATION MAP NEVADA, USA
       Legend shows: County Boundaries, Roads Cities, Property Boundaries

Drawn April 2005 revised May 5, 2007 by Amera Resources Corporation


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